Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

August 12, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington D.C., 20549

Re:	Dais Analytic Corporation
Request to Withdraw Registration Statement
Registration No. 333-172259

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (“Securities Act”), Dais Analytic Corporation (the “Company”) hereby requests the withdrawal of its registration statement on Form S-1, initially filed on February 14, 2011, and amended on April 13, 2011, May 26, 2011 and June 22, 2011, Registration No. 333-172259 (the “Registration Statement”).

The Registration Statement is being withdrawn because of unfavorable market conditions.  The Registration Statement has not been declared effective by the Securities and Exchange Commission (“Commission”), and no securities have been sold in connection with the offering described in the prospectus therein.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Edgar D. Park at Richardson & Patel LLP at (310) 208-1182, if you have any questions with respect to this matter.

Very truly yours,

DAIS ANALYTIC CORPORATION

By:	/s/ Tim Tangredi
Tim Tangredi
Chief Executive Officer